Form X-17A-5 Filer Information	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
FORM X-17A-5	ANNUAL AUDITED REPORT Form X-17A-5 Part III	OMB Number: 3235-0123, 3235-0749 Estimated average burden hours per response: 12.00
	FACING PAGE Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	

X-17A-5: Filer Information

Filer CIK	0001451610
Filer CCC	qG$YjJ5f
Is this a LIVE or TEST Filing?	◉ LIVE ○ TEST
Would you like a Return Copy?	☐
Is this an electronic copy of an official filing submitted in paper format?	☐
Confirming Broker Dealer Copy File Number	
Confirming Security-Based Swap Entity Copy File Number	

Submission Contact Information

Name	J. Thomas Decosimo
Phone	4239913680
E-Mail Address	tom@decosimo.com

Notification Information

Notify via Filing Website only?	☐
Notification E-mail Address	tom@decosimo.com

X-17A-5: Submission Information

Report for the Period Beginning	01-01-2025
and Ending	12-31-2025
Type of Registrant	☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant ☐ OTC derivatives dealer

Material Weakness

Does this submission include an accountant's report covering the compliance report that indentifies one or more material weaknesses?	○ Yes ◉ No

X-17A-5: A. Registrant Identification

Name of Firm	DCF, LLC

Address of Principal Place of Business (Do not use P.O. Box No.)

Address 1	629 MARKET STREET
Address 2	SUITE 120
City	CHATTANOOGA
State/Country	TENNESSEE

Mailing Zip/ Portal Code	37402

Name and Telephone Number of Person to Contact in Regard to this Report

Name	J. Thomas Decosimo
Telephone Number	4239913680

X-17A-5: B. Accountant Identification

Independent Public Accountant

Name - *if individual, state last, first, and middle name*	LBMC, PC
Address 1	201 Franklin Road
City	Brentwood
State/Country	TENNESSEE
Mailing Zip/ Postal Code	37027

Check One

⦿ Certified Public Accountant
○ Certified Public Accountant not resident in United States or any of its possessions

X-17A-5: Signature

Oath or Affirmation

I, *J. Thomas Decosimo,* swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of *DCF, LLC,* as of *12-31-2025,* is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature	J. Thomas Decosimo *Thomas Decosimo*
Title	Managing Principal

Notary Public

Checking this box acknowledges that this oath or affirmation has been notarized.   ☑

Sibyl R. Rector
Notary

my commission expires
10/27/2026,

